[redacted]

13010476

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
401

SECU... ...COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 51944

19
3/14

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thoroughbred Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5110 Maryland Way, Suite 300
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Kelly 615-371-0001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Avenue, Suite 550	Nashville,	Tennessee	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/13

OATH OR AFFIRMATION

I, Daniel Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thoroughbred Financial Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP

Title

BRENDA K. FROMAN STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF WILLIAMSON

Brenda K. Froman

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOROUGHBRED FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS

December 31, 2012 and 2011

FRASIERDEAN
HOWARDCPAs

THOROUGHBRED FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS

December 31, 2012 and 2011

THOROUGHBRED FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

Report on the Financial Statements

We have audited the accompanying financial statements of Thoroughbred Financial Services, LLC (the Company), which comprise the statement of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thoroughbred Financial Services, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 13-24 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Frazier, Dean + Hard, PLLC

February 16, 2013

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
Assets		
Cash and cash equivalents	$ 1,131,194	$ 1,429,763
Deposits with clearing organizations	50,000	50,000
Commissions and other receivables	322,224	312,621
Prepaid expenses and other	24,161	5,897
Property and equipment, net of accumulated depreciation of $90,938 and $103,538, respectively	8,592	6,732
Total assets	$ 1,536,171	$ 1,805,013
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$ 268,150	$ 364,696
Accrued rent	52,960	-
Accrued compensation, taxes, and benefits	359,952	405,287
Total liabilities	681,062	769,983
Members' equity	855,109	1,035,030
Total liabilities and members' equity	$ 1,536,171	$ 1,805,013

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions income	$13,667,359	$13,190,292
Other	194,139	209,263
Management fees from related company	514,400	420,000
Total revenues	14,375,898	13,819,555
Expenses:		
Commissions expense	9,345,335	9,050,962
Employee compensation, taxes, and benefits	2,894,309	2,857,173
Management fees	1,321,975	1,032,705
Other	387,440	273,274
Facility rent	257,697	234,778
Trade fees and confirmations	111,821	112,572
Legal and professional	37,242	34,406
Total expenses	14,355,819	13,595,870
Net income	$ 20,079	$ 223,685

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2012 and 2011

	Member Contributions	Retained Earnings	Total Members' Equity
Balances at December 31, 2010	$ 300,000	$ 511,345	$ 811,345
Net income	-	223,685	223,685
Balances at December 31, 2011	300,000	735,030	1,035,030
Member distributions	-	(200,000)	(200,000)
Net income	-	20,079	20,079
Balances at December 31, 2012	$ 300,000	$ 555,109	$ 855,109

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 20,079	$ 223,685
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization	5,290	6,903
Changes in operating assets and liabilities:		
Commissions and other receivables	(9,603)	(71,061)
Prepaid expenses and other	(19,397)	-
Accounts payable and accrued expenses	(96,546)	142,201
Accrued rent	52,960	(30,772)
Accrued compensation, taxes, and benefits	(45,335)	62,515
Net cash (used in) provided by operating activities	(92,552)	333,471
Cash flows from investing activities:		
Purchase of property and equipment	(6,017)	(4,644)
Net cash used in investing activities	(6,017)	(4,644)
Cash flows from financing activities:		
Cash distributions to members	(200,000)	-
Net cash used in financing activities	(200,000)	-
Net (decrease) increase in cash and cash equivalents	(298,569)	328,827
Cash and cash equivalents, beginning of year	1,429,763	1,100,936
Cash and cash equivalents, end of year	$ 1,131,194	$ 1,429,763
Supplemental disclosure:		
State income taxes paid	$ 15,765	$ -

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Thoroughbred Financial Services, LLC (the "Company") was formed effective June 24, 1999 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority. The Company also acts as an investment advisor and sells insurance products. It operates as a limited liability company ("LLC"), and its members have limited personal liability for the obligations or debts of the entity. The term of the LLC shall continue until June 24, 2039, unless earlier terminated in accordance with the provisions of the operating agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income and related expenses from customers' securities transactions are recorded on a trade date basis. Insurance commissions are recognized at the time the underwriting is completed and the income is reasonably determinable.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risks related to these balances. At December 31, 2012, the Company's uninsured cash balances total $873,758.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at December 31, 2012 and 2011.

Property and Equipment

Expenditures for property and equipment are recorded at cost. Expenditures for ordinary repairs and maintenance are expensed. Depreciation is provided over the estimated useful lives of the respective assets using accelerated methods.

Income Taxes

Effective January 1, 2002, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for federal income taxes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company follows Financial Accounting Standards Board Accounting Standard Codification guidance clarifying the accounting for the recording of uncertain tax positions. The benefits of uncertain tax positions are recorded in the financial statements only after determining a more-likely-than-not probability that the uncertain tax position will withstand challenge, if any, from taxing authorities. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has no accrued tax penalties or interest in the accompanying financial statements. Tax years that remain open for examination include years ended December 31, 2009 through December 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated subsequent events through February 16, 2013 when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the statement of financial position date but prior to the filing of this report that would have a material impact on the financial statements.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements for the years ended December 31, 2012 and 2011.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at December 31 consists of the following:

	2012	2011
Furniture and fixtures	$ 67,121	$ 73,424
Computer equipment	32,409	36,846
	99,530	110,270
Less: Accumulated depreciation	(90,938)	(103,538)
	$ 8,592	$ 6,732

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2012, the Company had net capital of $801,041 which was $751,041 in excess of its required net capital of $50,000. At December 31, 2011, the Company had net capital of $1,006,055 which was $954,723 in excess of its required net capital of $51,322.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company earns management fees from a related party in exchange for the use of office space, personnel and administrative services. Management fees income for the years ended December 31, 2012 and 2011 totaled $514,400 and $420,000, respectively. The Company also earns commissions on investments of an affiliated entity. Commission income recognized under this arrangement totaled $969,114 and $1,018,757 for the years ended December 31, 2012 and 2011, respectively.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") for its employees. The Plan covers all employees who have completed minimum service requirements. The Plan provides for employer safe harbor contributions and discretionary profit sharing contributions. Contributions to the Plan totaled $68,056 and $62,880 for the years ended December 31, 2012 and 2011, respectively.

NOTE 8 – OPERATING LEASES

The Company leases facilities and equipment accounted for as operating lease agreements. Total rent expense under operating leases was $298,260 and $276,205 during 2012 and 2011, respectively. The Company leases office space under a non-cancelable operating lease which began in August 2004 and was scheduled to expire in December 2011. During 2011, the lease was extended to expire in December 2018. Minimum lease payments range from $236,249 to $254,507 per annum. The lease provides for additional rent to be payable in accordance with the Company's pro rata share of the building's excess operating expenses.

NOTE 8 – OPERATING LEASES (Continued)

Minimum rents due under operating leases having non-cancelable terms in excess of one year are as follows:

Year ending December 31:	
2013	$ 265,457
2014	247,050
2015	243,390
2016	247,040
2017	250,746
Thereafter	254,507
	$ 1,508,190

SUPPLEMENTARY INFORMATION

THOROUGHBRED FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012 and 2011

Schedule I

	2012	2011
Computation of basic net capital requirement:		
Net worth per financial statement	$ 855,109	$ 1,035,030
Total nonallowable assets	(53,905)	(28,529)
Haircuts on securities	(163)	(446)
Net capital	$ 801,041	$ 1,006,055
Minimum net capital requirement	$ 45,404	$ 51,332
Minimum dollar net capital requirement of reporting broker	$ 50,000	$ 50,000
Greater of above amounts	$ 50,000	$ 51,332
Excess net capital	$ 751,041	$ 954,723
Net capital less 120% of minumum dollar net capital requirement of reporting broker	$ 732,935	$ 929,057

THOROUGHBRED FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
December 31, 2012 and 2011

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
December 31, 2012 and 2011

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C3-3
December 31, 2012 and 2011

The net capital computed on page 13 and the Company's computation of net capital on its December 31, 2012 and 2011 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
December 31, 2012 and 2011

Not Applicable

THOROUGHBRED FINANCIAL SERVICES, LLC
MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
December 31, 2012 and 2011

None

FRASIERDEAN
HOWARDCPAs

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
Thoroughbred Financial Services, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Thoroughbred Financial Services, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615. 383.6592 • *fax* 615. 383.7094 • www.fdhcpa.com

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

February 16, 2013

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Thoroughbred Financial Services, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Thoroughbred Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Thoroughbred Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Thoroughbred Financial Services, LLC's management is responsible for the Thoroughbred Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615.383.6592 • *fax* 615.383.7094 • www.fdhcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frasier Dean + Howard, PLLC

February 16, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051944 FINRA DEC
THOROUGHBRED FINANCIAL SERVICES LLC 15*15
5110 MARYLAND WAY STE 300
BRENTWOOD TN 37027-7508

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel Kelly
615-371-0001

2. A. General Assessment (item 2e from page 2)		$ 24,555
B. Less payment made with SIPC-6 filed (exclude interest)		(10,779)
______ Date Paid		
C. Less prior overpayment applied		(150)
D. Assessment balance due or (overpayment)		13,626
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 13,626
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 13 626	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thoroughbred Financial Services LLC
(Name of Corporation, Partnership or other organization)

Daniel Kelly
(Authorized Signature)

VP
(Title)

Dated the 5 day of Feb, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,375,898
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,552,662
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1296	
Enter the greater of line (i) or (ii)	1,296
Total deductions	4,553,958
2d. SIPC Net Operating Revenues	$ 9,821,940
2e. General Assessment @ .0025	$ 24,555

(to page 1, line 2.A.)

FRASIERDEAN
HOWARDCPAs

Frasier, Dean & Howard, PLLC
3310 West End Avenue, Suite 550
Nashville, Tennessee 37203-1089